

05043216

[UNITED STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
[Washington, D.C.] 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
|---|
| 8- 51667 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRUMP SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

| New York | New York | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

SEC Mail Processing Section
RECEIVED
AUG 29 2005
DC 198

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman — 212-897-1695
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.
(Name - if *individual, state last, first, middle name*)

| 85 LIVINGSTON AVENUE | ROSELAND | NJ | 07068 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUMP SECURITIES, LLC, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

General Securities Principal

Title



Notary Public

HOWARD SPINDEL
Notary Public, State of New York
No. 30-4787941
Qualified in Nassau County
Commission Expires Sept. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

85 Livingston Avenue
Roseland, NJ 07068
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Denver • Dallas • Walnut Creek, CA • Cayman Islands



**Rothstein, Kass & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Member
Trump Securities, LLC

We have audited the accompanying statement of financial condition of Trump Securities, LLC (formerly Equinox Securities, LLC) as of June 30, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trump Securities, LLC (formerly Equinox Securities, LLC) as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 15, 2005

# TRUMP SECURITIES, LLC
(Formerly Equinox Securites, LLC)

**STATEMENT OF FINANCIAL CONDITION**

**June 30, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 11,966 |
| **Security owned,** non-marketable, at fair value | | 1,500 |
| **Other assets** | | 1,145 |
| | $ | 14,611 |
| **MEMBER'S EQUITY** | $ | 14,611 |

*See accompanying notes to financial statements.*

## 1. Nature of operations

Trump Securities, LLC (formerly Equinox Securities, LLC) (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the business of private placements and related investment banking activities. In January 2005, the Company was sold by Equinox Holdings USA, Inc. to Integrated Management Solutions ("IMS") which operates the Company as a wholly-owned subsidiary.

## 2. Summary of significant accounting policies

*Cash and Cash Equivalents*

The Company considers money market accounts to be cash equivalents.

*Security Owned*

The non-marketable security owned is valued at fair value with unrealized gains and losses reflected in revenues.

*Revenue Recognition*

Revenues from commissions are recorded on a trade date basis and are billed and recognized when private placements are completed and commissions are earned.

*Income Taxes*

The Company is a single member Limited Liability Company and, therefore, does not record a provision for federal, state or local income taxes. Accordingly, the Company's parent reports the Company's income or loss on its income tax returns.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company's net capital was approximately $12,000, which was approximately $7,000 in excess of its minimum requirement of $5,000.

**4. Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**5. Related party transaction**

IMS provides office space, services, and other expenses to the Company at a cost of $1,200 per year pursuant to a service agreement. This amount covers non-service expenses. Personnel services are provided at no cost to the Company.

**6. Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

# TRUMP SECURITIES, LLC
(Formerly Equinox Securities, LLC)

**SUPPLEMENTARY INFORMATION**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**June 30, 2005**

| | | |
|---|---|---|
| **Member's equity** | | $ 14,611 |
| **Less nonallowable assets** | | |
| Non-marketable security | | 1,500 |
| Other assets | | 1,145 |
| **Total nonallowable assets** | | 2,645 |
| **Net capital** | | $ 11,966 |
| **Aggregate indebtedness** | | $ - |
| **Computed minimum net capital required** (6.67% of aggregate indebtedness) | | $ - |
| **Minimum net capital required** (under SEC Rule 15c3-1) | | $ 5,000 |
| **Excess net capital** ($11,966 - $5,000) | | $ 6,966 |
| **Percentage of aggregate indebtedness to net capital** | $ - / $ 11,966 | 0.00% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2005.